Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE

RESTATED CERTIFICATE OF INCORPORATION

OF OUTLOOK THERAPEUTICS, INC.

Outlook Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

First: The name of the Company is Outlook Therapeutics, Inc. (the “Company”).

Second: The date of filing of the original Certificate of Incorporation of this Company with the Secretary of State of the State of Delaware was October 22, 2015 and the date of filing of the Restated Certificate of Incorporation of the Company with the Secretary of State of the State of Delaware was May 13, 2024.

Third: Paragraph A of ARTICLE IV of the Company’s Restated Certificate of Incorporation be, and it hereby is, amended and restated to read in its entirety as follows:

“A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is two-hundred seventy million (270,000,000) shares. Two-hundred sixty million (260,000,000) shares shall be Common Stock, each having a par value of one cent ($0.01). Ten million (10,000,000) shares shall be Preferred Stock, each having a par value of one cent ($0.01).

Fourth: The foregoing amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Fifth: This Certificate of Amendment shall be effective at 5:00pm Eastern Time on March 11, 2025.

In Witness Whereof, Outlook Therapeutics, Inc. has caused this Certificate of Amendment to be signed by its Interim Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary this 11th day of March, 2025.

Outlook Therapeutics, Inc.

By:	/s/ Lawrence A. Kenyon
Lawrence A. Kenyon
Interim Chief Executive Officer, Chief
Financial Officer, Treasurer and
Secretary